Notice to ASX Rio Tinto Limited AGM – address by the Chief Executive 2 May 2024 Jakob Stausholm, Chief Executive Rio Tinto Limited Annual General Meeting 2024, Brisbane **Check against delivery** Thank you, Dom. I would also like to acknowledge the Traditional Custodians on whose Lands I am speaking from today and to pay my respects to Elders past and present. As you saw in the video, our values of care, courage and curiosity are at the core of our culture journey. Over the last few years, we have been embedding culture change and shaping Rio Tinto’s strategy. We introduced our four objectives, underpinned by the values and our purpose: finding better ways to provide the materials the world needs. As time goes on, our strategy makes – in my view – even more sense. Rio Tinto is at the heart of the energy transition and therefore facing an opportunity-rich world. We are still seeing powerful traditional drivers of long-term demand, and our core markets are growing. At the same time, emerging trends are opening up new opportunities for us to deliver value for you, our shareholders. As both a mining company and a processing company with a global footprint, we are well-positioned to realise those opportunities, working alongside our partners. We can help countries grow their economies and secure supplies of materials critical for renewables. We can also provide customers with the sustainable and traceable materials they increasingly demand. As Dom said, we still need to strengthen our foundations for success. But we are confident in our strategy. By following our four objectives, we are putting Rio Tinto in a stronger position for the long-term. We have a lot to do – but that is the exciting bit. There is so much ahead of us. Our 2023 results are proof we are on the right track. EXHIBIT 99.2

Notice to ASX 2 / 4 Our business is very robust. Last year we delivered a 20% return on capital employed, despite a US$1.5 billion negative impact from lower commodity prices. I’m pleased we are delivering stable, profitable growth – overall production grew 3% and we achieved underlying earnings of $11.8 billion. Even as we stepped up capital expenditure, made acquisitions and paid out a large dividend to you, our shareholders, net debt was unchanged from 2022. It shows we are investing with discipline to ensure our success over the long-term, while delivering consistently through the year. To succeed over the long-term, we are investing in the health of our people, our assets, and our ore bodies. This is how we can create the conditions for consistent performance, to get us back to our DNA as best operator. Evolving our culture is key to how we unlock performance. We are only a couple of years into what is a long and complex journey. But having visited nearly a dozen sites in recent months, I can see the culture is changing. We are also embedding best practices and empowering our people by deepening the rollout of the Safe Production System (SPS). SPS has already helped deliver real improvements in our iron ore business. And we can see an example of what best operator looks like at Oyu Tolgoi in Mongolia. Just over a year since we started underground production, we are on course to become one of the world’s leading suppliers of copper. For me, one of the key differences I have seen in Rio Tinto is how we are moving from strategy to real action. We are finding an economic pathway to reach our targets on decarbonisation, in partnership with governments, customers and communities. Shifting to renewables is a core part of that journey, including repowering our Pacific aluminium operations. At the same time, we are re-imagining manufacturing through the development of low-carbon technologies. And we are providing more options for our customers through the circular economy. Last month, I visited the Ontario site of our new Matalco joint venture, which produces high-grade recycled aluminium at scale. More broadly, our approach to ESG is informing our decision making at every level. We are working closely with communities to improve in areas such as biodiversity and water management, and to help countries realise the full opportunities for economic development. We will never be perfect, but we will keep setting the bar high. We are committed to listening, learning, and striving to do better.

Notice to ASX 3 / 4 We are applying this commitment to ESG as we grow in the materials essential for the energy transition. We have an attractive pipeline and considerable momentum in developing projects. With our Oyu Tolgoi underground going from strength to strength, I believe we can repeat this success at the Simandou project in Guinea – where we are at an earlier phase. Simandou has really matured over the last year. This is a unique project, both in its challenges and opportunities. It can be a country-maker for the people of Guinea, and provide the world with high- grade iron ore needed for green steel. And in March I visited our Rincon lithium project in Salta, Argentina. It was super insightful to see how our team is laying the groundwork for our first lithium production by the end of the year. As Dom mentioned, we also have an incredible exploration team. It was great to visit Chile as well, to learn more about our joint venture to explore for copper in the country. Of course, we cannot realise the full potential of these assets without a strong social licence. Our understanding of this is deepening across our teams. How we are progressing with social licence is difficult to say, as it is not judged by us, but society at large. However, as I engage with stakeholders, my overwhelming feeling is that we are more and more finding mutual ground. We are embedding our approach to co-management and co-development throughout the business, while continuing to work closely with Traditional Owners to ensure better outcomes for everyone. This includes partnering for prosperity, such as working with the Yindjibarndi Energy Corporation to explore renewable energy projects in the Pilbara in Western Australia. We know we need to continue listening to voices from the communities where we operate, and work very closely with civil society to understand what we can do better. If we keep listening, stick to our values and find better ways to work together and build trust, I believe we can be a miner that people, communities, governments and customers choose to work with. I am super optimistic about Rio Tinto’s future. I believe the best opportunities are ahead of us. I am also optimistic about what we are achieving today to capture those opportunities. Our focus is on securing the enduring health and success of our business, with an emphasis on disciplined, stable growth. We are moving from strategy to action on decarbonisation and shaping our portfolio with an eye to the future.And we are changing the culture of our company. While there is still much to do, it is leading to a workplace where everyone can feel safe, respected and empowered. This is what will drive our performance and enable us to deliver for our shareholders – and all our stakeholders – in 2024 and beyond. Thank you.

Notice to ASX 4 / 4 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com